

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2024

Evgeniy Ler
Chief Financial Officer
Freedom Holding Corp.
"Esentai Tower" BC, Floor 7
77/7 Al Farabi Ave
Almaty, Kazakhstan 50040

> **Re: Freedom Holding Corp.**
> **Form 10-K for the Fiscal Year Ended March 31, 2023**
> **File No. 001-33034**

Dear Evgeniy Ler:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Crypto Assets